September 18, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Zynex, Inc.
Form 10-K for Year Ended December 31, 2008
Filed April 15, 2009
File No. 033-26787-D

Dear Mr. Vaughn:

This letter responds to the comment of the staff of the Securities and Exchange Commission in its letter dated September 8, 2009 with respect to the Form 10-K Report listed above.  The text of the staff’s comment is set forth below in bold followed by the response.

Form 10-K as of December 31, 2008

Consolidated Financial Statements, page F-1

Note (2) Significant Accounting Policies, page F-7

Revenue Recognition and Allowances for Provider Discounts and Uncollectibility, page F-7

1.
We note your response to prior comment 6 in which you state that the use of an estimate of provider discounts applied against the claims sent to the providers for goods and services performed during the period is appropriate because there is sufficient historical information available within Zynex to serve as a basis for making the estimate.  Please tell us in more detail what types of historical information are available, how it is utilized in making your estimates for provider discounts and how the 2008 restatements impacted your ability to make estimates for provider discounts.

Mr. Kevin L. Vaughn
September 18, 2009

Response:

What types of historical information are available - The Company has two sources of historical data, an accounting system and a patient tracking/insurance billing database. The Company implemented the current accounting system, Sage BusinessWorks (Sage BW), effective September 2007. From Sage BW, the Company is able to extract invoices issued and the related payments as well as an aging report for open accounts receivable.  The Company also runs an accounts receivable aging from Sage BW. From the patient tracking/insurance billing database, the Company extracts the type of insurance coverage, the insurance claim amounts and the date the patient was prescribed the device. The Company also maintains a “Receivable and Allowance Movement” spreadsheet summarizing the movements in the Accounts Receivable and Allowance for Provider Discounts and Collectability accounts.

How the information is utilized in making estimates – The Company utilizes the various reports in the following manner:

•
To determine the provision rate to be applied against the claims sent to the insurance providers, the Company maintains a “Summary Collected History” spreadsheet. Use of this spreadsheet commenced in 2009 for preparation of the December 31, 2008 financial statements, the restatements of the 2008 quarterly financial statements and the 2009 quarterly financial statements. To prepare this spreadsheet, the Company extracts, from Sage BW, invoices by the month they were issued. The Company also extracts, from Sage BW, the payments received. The payments are then matched to the applicable invoices. The “Summary Collected History” spreadsheet shows, for each month and quarter total, the billed amount and the collected-to-date against the billed amount. The Company uses this “Summary Collected History” spreadsheet to review collection trends and estimate what rate to use as a provision against the claims sent to the insurance providers in the current period.

•
To analyze the appropriateness of the allowance account on the balance sheet, the Company runs an Accounts Receivable Aging from Sage BW which is broken into 90 day buckets (0 – 90 days, 91 – 180 days, 181 – 270 days), based on date of invoice. The Company inserts the totals into the “Allowance Aging” spreadsheet which applies a specific percentage to each aging category to determine the allowance needed based on historical payment patterns.

Mr. Kevin L. Vaughn
September 18, 2009

•
The Company uses the “Receivable and Allowance Movement” spreadsheet to review the percentage applied to the allowance account versus the percentage collected in each month and on a quarterly summary. The Company also uses this spreadsheet to evaluate the ending allowance balance as a percentage of the open receivables.

•
The Company runs various reports from the patient tracking/insurance billing database including the “Less than 3 Month Collection after Rx Date” by insurance payor type. The Company uses these reports to evaluate the pool of receivables for completeness and the types of insurance companies being billed. These reports allow the Company to review whether groups of patients have been billed in the correct period and that the mix of insurance providers in the pool is consistent.

•
The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of the Company meet on a quarterly basis and review all of the reports identified above plus any known outside factors or trends in the industry. The CEO and the CFO make a determination if the allowance is appropriate or if an adjustment is necessary based on all available information. The CEO and CFO then present their conclusions to the Audit Committee as part of each quarterly close.

How the 2008 restatements impacted the ability to make estimates – When analyzing the accounts receivable as of December 31, 2008, it became apparent that because of changes during the year largely related to changes in payor patterns in 2008 and the Company’s significant growth in 2007 and 2008, the Company needed more information in order to better estimate the total allowance. The indication of a need to restate each of the first three quarters of 2008 arose from the information the Company developed from that analysis of accounts receivable.

The 2007-2008 growth in the number of patients in the database and the increased number of employees using the database affected the performance of the patient tracking/insurance billing database during the first three quarters of 2008.  The Company implemented enhancements to the patient tracking/insurance billing database beginning in September 2008 and has continued making enhancements since then. The initial enhancement was to increase the response performance to employees inquiring about patient records, allowing the Company to evaluate the status of claims with insurance companies on a timelier basis.

Mr. Kevin L. Vaughn
September 18, 2009

The Company determined that the open accounts receivable as of December 31, 2008 included a large portion of older invoices. Using the performance enhancements in the patient tracking/insurance billing database, the Company made the decision to write-off all open receivables over 270 days. This allowed the use of the “Allowance Aging” spreadsheet described above.

The Company determined as of December 31, 2008, there was sufficient data to prepare and use the “Summary Collected History” spreadsheet. This allows the Company to, among other things, assess changes in payor patterns during the year.

The restatements of the first three quarters of 2008 did not impact our ability to make estimates of provider discounts. The quarterly financial statements in 2008 used available data and analysis. The additional information developed by the Company in connection with the 2008 year-end analysis caused the Company to conclude a restatement was necessary. The Company now has more information available to develop better estimates and more methods available to analyze the data.

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
September 18, 2009

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) or Amy Bowler (303-290-1086) at Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours,
ZYNEX, INC.

By:	/s/ Fritz G. Allison
Fritz G. Allison
Executive Vice President of Finance and Chief Financial Officer